Exhibit 99.2

Dentons Canada LLP 99 Bank Street, Suite 1420 Ottawa, ON, Canada K1P 1H4 T +1 613 783 9600 F +1 613 783 9690	Salans FMC SNR Denton dentons.com

September 18, 2013

FILED VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

The Office of the Superintendent Securities (Prince Edward Island)

Office of the Superintendent Securities (Newfoundland and Labrador)

Dear Sirs/Mesdames:

RE:                                Prospectus Supplement to a Short Form Base Shelf Prospectus dated August 29, 2013 of DragonWave Inc. (the “Issuer”)

We refer you to the prospectus supplement dated September 18, 2013 (the “Prospectus Supplement”) to a short form base shelf prospectus dated August 29, 2013 of the Issuer.

We consent to being named in the Prospectus Supplement on the face page of the Prospectus Supplement and under the heading “Legal Matters and Interest of Experts” and to the use of our legal opinions set out under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, which opinions are provided as of the date of the Prospectus Supplement.

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are (i) derived from our legal opinions provided in the Prospectus Supplement, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

Yours truly,

(Signed) Dentons Canada LLP